J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Gabor, Tim Buchmiller, Michael Fay, and Brian Cascio

Re:	Talis Biomedical Corporation

Request for Acceleration of Effective Date

Registration Statement on Form S-1 (File No. 333-252360)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of Talis Biomedical Corporation’s (the “Company”) proposed public offering of its common stock, par value $0.0001 per share, hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness as of 4:30 p.m. Eastern Time on February 11, 2021, or as soon thereafter as is practicable, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 755 copies of the Company’s Preliminary Prospectus dated February 8, 2021 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC
BofA Securities, Inc.

As representatives of the several Underwriters

By: J.P. Morgan Securities LLC

By: /s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

By: BofA Securities, Inc.

By: /s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Vice President
Equity Capital Markets—Execution Services

[Signature Page to Acceleration Request Letter]